March 3, 2011

BY EDGAR AND FACSIMILE

Daniel L. Gordon,
  Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549

Re:           WNC Housing Tax Credit Fund V, L.P., Series 3
Form 10-K Filed June 29, 2010
File No.  0-21895

Dear Mr. Gordon:

The registrant is in receipt of your letter dated February 24, 2011 respecting the referenced matter.  Responses to the comments included in your letter are set forth below, numbered to correspond to the numbering system utilized in your letter:

1.           Please be advised that, in future filings, a document on file with the Commission for more than five years will not be incorporated by reference unless:

(a)           The document was included in a registration statement and the registrant has a reporting requirement with the Commission; or

(b)           The document was included in a periodic report and the Commission file number for such periodic report is identified, provided the periodic report is not older than the retention period for such periodic report set for in Reg. Section 200.80f, Appendix F.

In addition to the foregoing the registrant acknowledges that:

•	the registrant is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned if you have any further questions or comments in these regards.

Very truly yours,

/s/Melanie R. Wenk
Melanie R. Wenk,
Vice President – Chief Financial Officer,
WNC & Associates, Inc.